

September 6, 2013

<u>Via E-mail</u>
Joseph B. Zanco
Chief Financial Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, Louisiana 70508

> **Re: Home Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed March 15, 2013**
> **File No. 001-34190**

Dear Mr. Zanco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5 – Loans, page 62

1. We note your disclosure on page 15 of the June 30, 2013 Form 10-Q and page 66 of the December 31, 2012 Form 10-K that non-accrual non-covered loans were $16.9 million, $12.4 million and $11.0 million at June 30, 2013, December 31, 2012 and 2011, respectively. Additionally, we also note that these non-accrual loans include $11.3 million, $10.2 million and $7.2 million of loans acquired from GSFC in July 2011, respectively. Given the significance of these legacy GSFC loans to your total non-accrual loans, please tell us, and revise future filings to address the following:

- The types of loans (one-to-four family, commercial real estate, etc) included in these non-accrual loans acquired from GSFC;

- Whether these non-accrual loans were accounted for under ASC 310-30 (loans acquired with deteriorated credit quality);

- How you classified these acquired loans at acquisition (accrual, non-accrual, 90 days and accruing, impaired and troubled debt restructurings). For example, discuss if these loans are considered non-accrual and / or impaired immediately after acquisition and the underlying reasons for your determination. Additionally, in all of your credit quality disclosures (including disclosures of non-accrual referenced above), please clearly disclose if purchased credit impaired loans are included and quantify the amount.

- When these loans became non-accrual along with the facts and circumstances related to the credit quality of these newly acquired loans that resulted in this classification;

- The allowance for loan losses associated with these loans, as applicable;

- How any changes in credit quality related to these loans, as well as any other key drivers, impacted each component of the allowance for loan losses; and

- Any other pertinent information deemed necessary to understand your review of these loans and related accounting for these loans as of the date of acquisition (July 2011) through June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant